March 27, 2015

Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energy Inc.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 28, 2014

File No. 1-34429

Dear Ms. Thompson,

                                                On behalf of Pampa Energía S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 26, 2015, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-16

1.       We have reviewed your response to comment 1. In future filings, please clarify that the line item “Proceeds from funds obtained – CAMMESA operating financing” relates to accounts payable to CAMMESA in the ordinary course of business.

We take note of the comment and let the Commission know that, in future filings, we will clarify that the line item “Proceeds from funds obtained – CAMMESA operating financing” relates to accounts payable to CAMMESA in the ordinary course of business.

Notes to the Consolidated Financial Statements, page F-19

Note 39. Contingencies, page F-161

2.       We have reviewed your response to comment 3. We read in your response that you recorded as income the discount (compensation for breaches) granted by the Contractor pursuant to the March Agreement in the amount of Ps. 85.2 million and offset the liability recorded from the last payment milestone under the agreement for the same amount. We further note that this matter is in arbitration and your expert legal counselors consider the Contractor’s arbitration claim for the payment of the last contractual milestone and nullity of the recognition as highly unlikely you succeed. Please address the following:

•         Please update us on the arbitration proceedings as of the date of your response. Please tell us whether the matter has been resolved and the outcome of such proceedings.

As a result of the serious delays in the delivery of the expansion work and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor in 2011, which claims as follows:

(i)                                  The granting of the provisional reception certificate under the Construction Agreement;

(ii)                                The return of the amounts collected by CTLL through the execution of the guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 20 million;

(iii)                               The payment of the last contractual milestone, which had received a discount (compensation for breaches) by the Contractor, valued in US$ 18 million;

(iv)                              The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a compensation for the serious injuries sustained as a result of the above mentioned breaches.

As of the date of this letter, the parties filed their respective briefs of their claims presenting the corresponding evidence. Also, the parties submitted their respective responses before the hearings. Such hearings took place in March 2014, and in May 2014, the parties submitted their final allegations.

The Secretary of the International Arbitration Court of the International Chamber of Commerce has determined April 31, 2015 as the final date for the issuance of the arbitral award.

•         Your response suggests that the accrual for the last milestone payment is provision pursuant to IAS 37. If so, please tell us why you believe the accrual is a provision rather than a liability in the ordinary course of business. Refer to paragraph 11 of IAS 37.

The Company respectfully clarifies the Staff that it derecognized the financial liability in 2011 when the March Agreement was entered into. But it also recognized a provision for the probable outcome of the arbitration proceedings in the same year, being the effect of these two transactions offset in profit and loss for the year. The gain recorded in 2013 does not correspond to the recognition for the compensation for breaches (the ‘discount’) but to the reversal of the provision for the expected outcome of the arbitration proceeding when the Company assessed that a cash outflow was no longer probable.

Therefore, the provision corresponded to the probable outcome of the arbitration proceedings at the time of its recognition in the financial statements.

The contractor started the arbitration proceedings in 2011. At that time, the Company, based on the advise of its legal advisors, concluded that, of all of the claims made by the contractor, the only probable cash outflow for the Company was the one related to the last milestone payment, although the Company had been released from this payment by the contractor by the March Agreement.

•         If you are treating the accrual as a provision and effectively recording a contingent asset by way of derecognizing a liability and recording a gain, please tell us how your accounting complies with paragraphs 31 through 35 of IAS 37. In doing so, please tell us why you believe the realization of income is virtually certain.

The Company respectfully advises the Staff that it has not recorded a contingent asset. The Company initially recorded a provision for the amount it assessed that a cash outflow was probable. It then reassessed this provision at each balance sheet date. In 2013, based on the progress of the arbitration proceedings and the elements presented in the statements of legal grounds, the Company concluded that a cash outflow for these proceedings was no longer probable and, consequently, released the provision.

•         Please tell us why you did not apply the financial liability derecognition guidance of paragraph 3.3.1 of IFRS 9 which indicates that derecognition is only appropriate when the obligation is discharged, cancelled or expires. Please also tell us your consideration of reflecting any adjustments to amounts owed as reductions to the carrying amounts of the related fixed assets.

The Company respectfully advises the Staff that it applied the guidance in IFRS 9 to derecognize the financial liability for the last milestone. This financial liability was derecognized in 2011, based on the legal release of the liability established by the March Agreement.

As the ‘discount’ granted by contractor in the March Agreement was effectively a compensation for breaching the contract rather than an adjustment to the cost of the works, the Company assessed that it was not a component of the cost of the asset. Therefore, following the guidance of paragraphs 3.3.1 of IFRS 9, the Company booked the derecognition of the trade payable with the contractor against profit and loss.

•         We note that the March Agreement was entered into on March 30, 2011. Please tell us why the discount was not recorded in fiscal year 2011 but instead recorded in fiscal year 2013.

The Company respectfully clarifies the Staff that, as explained above, it derecognized the financial liability in 2011 when the March Agreement was entered into. But it also recognized a provision for the probable outcome of the arbitration proceedings in the same year, being the effect of these two transactions offset in profit and loss for the year. The gain recorded in 2013 does not correspond to the recognition for the compensation for breaches (the ‘discount’) but to the reversal of the provision for the expected outcome of the arbitration proceeding when the Company assessed that a cash outflow was no longer probable (standard reference: IAS 37 p. 59).

The Company acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Gerardo Paz, at 5411 4809-9515. We can both be reached by facsimile at 5411 4809-9600.

Sincerely,

/s/ Ricardo Torres

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